GENESIS FLUID SOLUTIONS HOLDINGS, INC.
(f/k/a Cherry Tankers, Inc.)
830 Tender Foot Hill Road, #301
Colorado Springs, CO 80906

March 26, 2010

VIA EDGAR
Mr. Kevin Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3030
Washington, D.C.  20549

Re:	Genesis Fluid Solutions Holdings, Inc. (f/k/a Cherry Tankers, Inc.)
Amendment No. 2 to Form 10-Q for the Quarter Ended September 30, 2009
Amendment No. 3 to Form 10-Q for the Quarter Ended June 30, 2009
Amendment No. 3 to Form 10-Q for the Quarter Ended March 31, 2009
Amendment No. 3 to Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 333-148346

Dear Mr. Vaughn:

We are responding to the Staff’s letter of January 7, 2010. You have requested that the above filings (the “Amendments”) include the certifications required by Rule 13a-14(a) signed by our current principal executive and principal financial officer (the “Certifications”). To accommodate this request, each of the Amendments being filed and their corresponding Certifications have been signed by the current principal executive and principal financial officer. You have also asked that in our future filings we provide “a clear description of the significant terms of each of the material convertible notes, including but not limited to, the conditions under which you or the holder may convert into common shares, the conversion rate and all conditions that may result in adjustments to that rate, as well as any conditions under which you or the holder may accelerate payment of the notes.” This request is duly noted and we will provide said descriptions in future filings.

If you have any questions, please contact our counsel, Benjamin S. Reichel, Esq. at Sichenzia Ross Friedman Ference LLP at 212-616-4291.

Sincerely yours,

/s/ Michael Hodges

Michael Hodges Chairman